NOTICE TO THE MARKET

SUZANO S.A.
Publicly-Held Company
Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55
Company Registry (NIRE): 29.3.0001633-1

São Paulo, October 21, 2026 – Suzano S.A. ("Suzano" or "Company") (B3: SUZB3 | NYSE: SUZ), in line with best corporate governance practices, hereby informs its shareholders and the market that, beginning with the disclosure of its third-quarter 2026 (3Q26) results, it will implement changes to its financial reporting structure by operating segment.

Through the second quarter of 2026 (2Q26), the performance of the Consumer Goods business was reported within the Paper & Packaging segment. In line with the evolution of the Company's reporting structure resulting from the creation of Arbex, with the closing of the transaction informed to the market in the Material Fact of July 01, 2026, beginning in the third quarter of 2026 (3Q26), the Company will present the Consumer Goods business as a separate segment in its quarterly earnings materials. Such segment covers Consumer Goods operations in Brazil and in international markets.

In addition to the new segment reporting structure operational, the reported results will also reflect a new methodology for measuring the cost of pulp consumed by the Consumer Goods business unit for segment reporting purposes. To ensure comparability of information, historical periods (from 1Q25 through 2Q26) are now restated in a pro forma view under this new methodology and inclusion of Arbex's economic performance. These changes affect only supplementary segment information and with no reflection on the Company's previously reported consolidated results.

To assist investors and analysts in understanding the new reporting structure to be implemented in Suzano's disclosure materials starting from 3Q26, the Company has made available on this same date on its Investor Relations website (ir.suzano.com.br), under the “Financial Information” section (“Suzano – Financial Information – Other Documents”), (i) illustrative material the new presentation of segment information; and (ii) supplementary spreadsheet containing the pro forma disclosure of quarterly results by operating segment for historical periods from 1Q25 through 2Q26.

Finally, it should be highlighted that this notice is provided solely for informational purposes and is intended to assist investors and analysts in understanding the changes to the Company's segment reporting disclosure, not constituting projections, performance estimates, guidance updates, or any preview of Suzano's results.

São Paulo, October 21, 2026.

Marcos Moreno Chagas Assumpção
Executive Vice President, Finance, Investor Relations and DigitalTech